SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEOVASC INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

64065J106

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64065J106

1	Names of reporting persons Peregrine Investment Management Ltd.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine Ventures (Israel) L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Incentive Incubator L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine Investment Management Ltd.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine VC Investments L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine II G.P. Ltd.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine II General Partner L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine VC Investment II (US Investors) L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine VC Investment II (Other Investors) L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 64065J106

1	Names of reporting persons Peregrine VC Investments II (Israel) L.P.
2	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,790,820*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,790,820*

9	Aggregate amount beneficially owned by each reporting person 3,790,820*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.05%
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G.

** Based on 53,756,932 Common Shares, reported as outstanding by Neovasc Inc. as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

Item 1(a).	Name of issuer:

Neovasc Inc. (“Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

Suite 2135 — 13700 Mayfield Place, Richmond, British Columbia, Canada, V6V 2E4

2(a).	Name of person filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Reporting Person	Jurisdiction of Organization
Peregrine Investment Management Ltd.	Israel
Peregrine Ventures (Israel) L.P.	Israel
Incentive Incubator L.P.	Israel
Peregrine Investment Management Ltd.	British Virgin Islands
Peregrine VC Investments L.P.	British Virgin Islands
Peregrine II G.P. Ltd.	Israel
Peregrine II General Partner L.P.	Israel
Peregrine VC Investment II (US Investors) L.P.	British Virgin Islands
Peregrine VC Investment II (Other Investors) L.P.	British Virgin Islands
Peregrine VC Investments II (Israel) L.P.	Israel

Item 2(b).	Address or principal business office or, if none, residence:

The business address of each of the Reporting Persons is: 6 Yoni Netanyahu Street, Or Yehuda, Israel.

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d) Title of class of securities:

Common Shares, without par value (the “Common Shares”).

Item 2(e).	CUSIP No.:

The CUSIP number of the Common Shares is 64065J106.

Item 3.             If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,790,820 Common Shares.

Peregrine Investment Management Ltd. (“Peregrine Management I Israel”), an Israeli company, is the general partner of the following Neovasc shareholders:

(i)	Peregrine Ventures (Israel) L.P. (“Peregrine Ventures (Israel)”), an Israel limited partnership, and

(ii)	Incentive Incubator L.P. (“Incentive”), an Israeli limited partnership.

Peregrine Investment Management Ltd., a British Virgin Islands corporation (“Peregrine Management I BVI”, and together with Peregrine Management I Israel, the “Peregrine Management I Entities”), is the general partner of Neovasc shareholder Peregrine VC Investments L.P. (“Peregrine VC”), a British Virgin Islands limited partnership (which, together with Peregrine Ventures (Israel) and Incentive, are collectively referred to herein as the “Peregrine I Entities”).

Peregrine VC is the legal and beneficial owner of 376,844 Common Shares, Peregrine Ventures (Israel) is the legal and beneficial owner of 453,941 Common Shares and Incentive is the legal and beneficial owner of 424,895 Common Shares.

The shares of the Peregrine Management I Entities are held by Eyal Lifschitz and Boaz Lifschitz. Boaz Lifschitz served as director of the Issuer from July 1, 2008 until June 8, 2011. As of December 31, 2014, Boaz Lifschitz individually owned 140,000 options to purchase Common Shares, which are not included in this Schedule 13G.

Each of Eyal Lifschitz and Boaz Lifschitz disclaims legal or beneficial ownership of, and control over, the Common Shares held by the Peregrine I Entities, except to the extent of their pecuniary interest therein. Each of the Peregrine Management I Entities and the Peregrine I Entities disclaims legal or beneficial ownership of, and control over, any of the Common Shares that may be separately owned, directly or indirectly, by Boaz Lifschitz.

Peregrine II G.P. Ltd. (“Peregrine Management II”), an Israeli company, is the general partner of Peregrine II General Partner L.P. (“Peregrine GP II”), an Israeli limited partnership, which is the general partner of the following Neovasc shareholders (collectively, the “Peregrine II Entities”):

(i)	Peregrine VC Investment II (US Investors) L.P. (“Peregrine VC (US) II”), a British Virgin Islands limited partnership,

(ii)	Peregrine VC Investment II (Other Investors) L.P. (“Peregrine VC (Other) II”), a British Virgin Islands limited partnership, and

(iii)	Peregrine VC Investments II (Israel) L.P. (“Peregrine VC (Israel) II”), an Israeli limited partnership.

Peregrine VC (US) II is the legal and beneficial owner of 1,279,275 Common Shares, Peregrine VC (Other) II is the legal and beneficial owner of 903,735 Common Shares, and Peregrine VC (Israel) II is the legal and beneficial owner of 352,130 Common Shares.

The shares of Peregrine Management II are held by Eyal Lifschitz (37.5%), Boaz Lifschitz (37.5%) and Dr. Philip Frost (25%). The limited partnership units of Peregrine GP II are held by Eyal Lifschitz (39%), Boaz Lifschitz (39%) and Dr. Philip Frost (22%). Dr. Philip Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Investments Trust is a limited partner of Peregrine VC (US) II and also a Neovasc shareholder.

Each of Eyal Lifschitz, Boaz Lifschitz, Dr. Philip Frost and Frost Gamma Investments Trust disclaims legal and beneficial ownership of, and control and direction over, the Common Shares held by the Peregrine II Entities except to the extent of their pecuniary interest therein.

Each of Peregrine Management II, Peregrine GP II and the Peregrine II Entities disclaims legal or beneficial ownership of, and control and direction over, any of the Common Shares that may be separately owned, directly or indirectly, by Boaz Lifschitz, Dr. Philip Frost or Frost Gamma Investments Trust.

(b)	Percent of class:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 7.05% of the Common Shares, based on 53,756,932 Common Shares, reported as outstanding by the Issuer as of November 13, 2014 in its FORM 51-102F1 Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013 on Form 6-K filed with the Securities and Exchange Commission on November 14, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,790,820

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,790,820

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

PEREGRINE INVESTMENT MANAGEMENT LTD., an Israeli Company

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VENTURES (ISRAEL) L.P., an Israeli limited partnership

By:	Peregrine Investment Management Ltd., an
Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

INCENTIVE INCUBATOR L.P., an Israeli limited partnership

By:	Peregrine Investment Management Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE INVESTMENT MANAGEMENT LTD., a British Virgin Islands corporation

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENTS L.P., a British Virgin Islands limited partnership

By:	Peregrine Investment Management Ltd., a British Virgin Islands corporation, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE II G.P. LTD., an Israeli Company

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE II GENERAL PARTNER L.P., an Israeli limited partnership

By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENT II (US INVESTORS) L.P., a British Virgin Islands limited partnership

By:	Peregrine II General Partner L.P., an Israeli limited partnership, its General Partner
By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENT II (OTHER INVESTORS) L.P., a British Virgin Islands limited partnership

By:	Peregrine II General Partner L.P., an Israeli limited partnership, its General Partner
By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENTS II (ISRAEL) L.P., an Israeli limited partnership

By:	Peregrine II General Partner L.P., an Israeli limited partnership, its General Partner
By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the common shares beneficially owned by each of them of Neovasc Inc. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 4th day of February, 2015.

PEREGRINE INVESTMENT MANAGEMENT LTD., an Israeli Company

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VENTURES (ISRAEL) L.P., an Israeli limited partnership

By:	Peregrine Investment Management Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

INCENTIVE INCUBATOR L.P., an Israeli limited partnership

By:	Peregrine Investment Management Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE INVESTMENT MANAGEMENT LTD., a British Virgin Islands corporation

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENTS L.P., a British Virgin Islands limited partnership

By:	Peregrine Investment Management Ltd., a British Virgin Islands corporation, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE II G.P. LTD., an Israeli Company

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE II GENERAL PARTNER L.P., an Israeli limited partnership

By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENT II (US INVESTORS) L.P., a British Virgin Islands limited partnership

By:	Peregrine II General Partner L.P., an Israeli limited partnership, its General Partner
By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENT II (OTHER INVESTORS) L.P., a British Virgin Islands limited partnership

By:	Peregrine II General Partner L.P., an Israeli limited partnership, its General Partner
By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director

PEREGRINE VC INVESTMENTS II (ISRAEL) L.P., an Israeli limited partnership

By:	Peregrine II General Partner L.P., an Israeli limited partnership, its General Partner
By:	Peregrine II G.P. Ltd., an Israeli company, its General Partner

By:	/s/ Boaz Lifschitz
	Name:	Boaz Lifschitz
	Title:	Director